Exhibit 99.1

BRF - BRASIL FOODS S.A.

(formerly named Perdigão S.A)

Publicly Traded Company

CNPJ n° 01.838.723/0001-27

Rua Jorge Tzachel, 475

Itajaí – SC

STANDARD & POOR’S CONFIRMS BB+ RATING WITH STABLE OUTLOOK

Standard & Poor’s Rating Services confirmed the rating BB+ long-term corporate credit rating to BRF - Brasil Foods S.A. with stable outlook . At the same time, raised Sadia’s rating from B to BB+, with stable outlook as well. The Sadia’s corporate Bonds (US$250 million notes due 2017) were upgraded to BB+ because BRF became a full guarantor of the bond.

The agency highlights the successful primary offering, as well as synergy opportunities and higher international competitiveness resulted from the association with Sadia.

São Paulo, October 23th, 2009

Leopoldo Viriato Saboya

CFO and Investor Relations Officer

BRF - Brasil Foods S.A